

Brian Haghighi · 3rd

 **CV Sciences, Inc.**

Business Systems Architect at CV Sciences

San Diego, California · 500+ connections · **Contact info**

Experience



Business System Architect

CV Sciences, Inc. · Full-time

Mar 2020 – Present · 4 mos



Senior Business Analyst, Process Optimization

Zovio

Apr 2019 – Mar 2020 · 1 yr

Greater San Diego Area

(Previously known as Bridgepoint Education)
I work in the strategic arm of the company, managing cross-functional projects that span operations and technology.



Business Process Analyst

Bridgepoint Education

Feb 2018 – Mar 2019 · 1 yr 2 mos

San Diego, California



Cofounder, Business System Architect

FruitCraft - Fermentery & Distillery

Sep 2009 – Feb 2018 · 8 yrs 6 mos

1477 University Ave, San Diego, CA 92103

Implemented a robust ERP system (Odoo) that integrated all system processes including CRM, marketing, accounting, communications, manufacturing, warehousing, ecommerce, and more. Configured all enterprise modules ensuring proper settings per the company's needs. Setup GAAP compliant accounting system with chart of accounts, invoicing, payable and r **...see mor**

Inaugural Leadership Class

Hesselbein Global Leadership Academy
Jul 2009 · 1 mo
Greater Pittsburgh Area

Hesselbein Global Academy for Student Leadership and Civic Engagement aims to produce a cadre of experienced, ethical leaders equipped to address critical issues throughout the world. Through dynamic global mentorship, training, and service opportunities, student leaders of today will become the business, community, and government leaders of tomorrow.   **...see mor**

Education



Colgate University

BA, Political Science
2005 – 2009

Licenses & Certifications



Professional Scrum Master I (PSM I)

Scrum.org
Issued Jan 2018 · No Expiration Date

Skills & Endorsements

Entrepreneurship · 79

 Endorsed by **Joe Molina - Veterans Chamber of Commerce and 1 other who is highly skilled at this**

Marketing · 71

Endorsed by **Claire Modjeski, who is highly skilled at this**

Leadership · 42

 Endorsed by **6 people who know Leadership**

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